

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

January 27, 2009

By Facsimile and U.S. Mail

Ms. Elizabeth B. Higgins
Principal Financial Officer
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, Georgia 30084-5336

>   **Re: Oglethorpe Power Corporation**
>   **Form 10-K for the calendar year ended December 31, 2007**
>   **Filed March 37, 2008**
>   **Form 10-Q for the period ended September 30, 2008**
>   **Filed November 13, 2008**
>   **File No. 033-07591**

Dear Ms. Elizabeth B. Higgins:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief